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                                                                     EXHIBIT 4.6

                                                                        [LOGO]
                                   AROC INC.
                      4200 East Shelly Drive, Suite 1000
                             Tulsa, Oklahoma 74135

                                 June 29, 2001


Dear Stockholders:

     We are offering to purchase any and all of the outstanding shares of our common stock (the "Shares") from existing stockholders for a purchase price of $0.06 per share, net to the seller in cash (the "Offer"). THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. This Offer was originally commented on May 14, 2001, and has now been extended until 5:00 p.m. New York City time, on July 19, 2001, unless further extended or earlier terminated. IF YOU HAVE ALREADY TENDERED YOUR SHARES OF AROC COMMON STOCK PURSUANT TO OUR EARLIER MAILING OF TENDER OFFER DOCUMENTS, NO FURTHER ACTION IS REQUIRED ON YOUR PART UNLESS YOU WISH TO WITHDRAW YOUR SHARES. IF YOU DO WISH TO WITHDRAW YOUR SHARES, PLEASE SEE "THE TENDER OFFER--WITHDRAWAL RIGHTS" ON PAGE 25 OF THE OFFER TO PURCHASE.

     Although the offer is being made to all holders of the shares, MPAC Energy, LLC, our largest stockholder, has advised us that it does not intend to tender any Shares pursuant to this Offer. MPAC has also advised us that, after the Offer is consummated, it will pursue a transaction in which AROC will be taken private and the remaining public stockholders will receive cash for their shares. As a result, MPAC will own 100% of AROC and we will no longer be a public company.

     Even if a second-step transaction does not occur, it is nevertheless likely that the Shares will no longer be quoted on the Pink Sheets Electronic Quotation Service and AROC will no longer file reports with the SEC. Under these circumstances, we would become a private company with all remaining stockholders, other than MPAC, holding a minority equity position.

     THE PUBLIC MARKET FOR THE SHARES IS VIRTUALLY NONEXISTENT. WE BELIEVE THAT THIS MARKET WILL CONTINUE TO BE CHARACTERIZED BY LOW PRICES AND LOW TRADING VOLUMES FOR THE FORESEEABLE FUTURE. THIS OFFER PROVIDES THE STOCKHOLDERS WITH AN OPPORTUNITY TO SELL THEIR SHARES AT A PRICE HIGHER THAN THOSE RECENTLY AVAILABLE IN THE PUBLIC MARKET.

     The Offer is explained in detailed in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Prior to the date of this letter, the sales price per share for AROC's common stock, as reported on June 18, 2001 on the Pink Sheets Electronic Quotation Service was $0.042. Any stockholder tendering shares directly to the Depositary will receive the net purchase price of $0.06 per share in cash and will not generally incur the usual transaction costs associated with open-market sales.

     A special committee of the board of directors of AROC (the "Special Committee"), consisting of the independent director of the board, has determined that a price of $0.06 per share is fair from a financial point of view to unaffiliated stockholders. The Special Committee received a fairness opinion from its financial advisor, Randall & Dewey, Inc., that a price of $0.06 per share was fair to the unaffiliated stockholders from a financial point of view. The Special Committee recommends that the unaffiliated stockholders accept the Offer and tender their shares pursuant to the Offer.

     The Offer will expire at 5:00 p.m., New York City time, on July 19, 2001, unless further extended or earlier terminated by AROC. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call Registrar and Transfer Company at (800) 368-5948.

                                    Sincerely,


                                    Frank A. Lodzinski
                                    President and Chief Executive Officer